UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Acadia Healthcare Company, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

00404A109

(CUSIP Number)

Christopher L. Howard

Executive Vice President, General Counsel and Secretary

Acadia Healthcare Company, Inc.

6100 Tower Circle, Suite 1000

Franklin, Tennessee 37067

(615) 861-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 14, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No. 00404A109	Page 2 of 22

1.	Names of Reporting Persons. Joey A. Jacobs
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 936,738 (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 936,738 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 936,738 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 1.3% (See Item 5)
14.	Type of Reporting Person IN

Schedule 13D

CUSIP No. 00404A109	Page 3 of 22

1.	Names of Reporting Persons. Jeremy Brent Jacobs GST Non-Exempt Trust u/a/d 04/26/2011
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Tennessee
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 283,825 (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 283,825 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 283,825 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.4% (See Item 5)
14.	Type of Reporting Person OO

Schedule 13D

CUSIP No. 00404A109	Page 4 of 22

1.	Names of Reporting Persons. Scott Douglas Jacobs GST Non-Exempt Trust u/a/d 04/26/2011
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Tennessee
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 283,824 (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 283,824 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 283,824 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.4% (See Item 5)
14.	Type of Reporting Person OO

Schedule 13D

CUSIP No. 00404A109	Page 5 of 22

1.	Names of Reporting Persons. Brent Turner
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 251,845 (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 251,845 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 251,845 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.4% (See Item 5)
14.	Type of Reporting Person IN

Schedule 13D

CUSIP No. 00404A109	Page 6 of 22

1.	Names of Reporting Persons. Elizabeth Grace Turner 2011 Vested Trust
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Tennessee
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 103,126 (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 103,126 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 103,126 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1% (See Item 5)
14.	Type of Reporting Person OO

Schedule 13D

CUSIP No. 00404A109	Page 7 of 22

1.	Names of Reporting Persons. William Jesse Turner 2011 Vested Trust
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Tennessee
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 103,126 (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 103,126 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 103,126 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1% (See Item 5)
14.	Type of Reporting Person OO

Schedule 13D

CUSIP No. 00404A109	Page 8 of 22

1.	Names of Reporting Persons. Ronald M. Fincher
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 106,776 (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 106,776 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 106,776 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1% (See Item 5)
14.	Type of Reporting Person IN

Schedule 13D

CUSIP No. 00404A109	Page 9 of 22

1.	Names of Reporting Persons. Ras W. Fincher II Trust u/a/d 9/13/11
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Tennessee
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 28,712 (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 28,712 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,712 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1% (See Item 5)
14.	Type of Reporting Person OO

Schedule 13D

CUSIP No. 00404A109	Page 10 of 22

1.	Names of Reporting Persons. Morgan M. Fincher Trust u/a/d 9/13/11
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Tennessee
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 28,711 (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 28,711 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,711 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1% (See Item 5)
14.	Type of Reporting Person OO

Schedule 13D

CUSIP No. 00404A109	Page 11 of 22

1.	Names of Reporting Persons. Cody C. Fincher Trust u/a/d 9/13/11
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Tennessee
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 28,712 (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 28,712 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,712 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1% (See Item 5)
14.	Type of Reporting Person OO

Schedule 13D

CUSIP No. 00404A109	Page 12 of 22

1.	Names of Reporting Persons. Jack E. Polson
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 175,713 (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 175,713 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 175,713 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.2% (See Item 5)
14.	Type of Reporting Person IN

Schedule 13D

CUSIP No. 00404A109	Page 13 of 22

1.	Names of Reporting Persons. Jack E. Polson Family 2013 Grantor Retained Annuity Trust
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Tennessee
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 51,084 (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 51,084 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 51,084 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1% (See Item 5)
14.	Type of Reporting Person OO

Schedule 13D

CUSIP No. 00404A109	Page 14 of 22

1.	Names of Reporting Persons. Christopher L. Howard
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 187,508 (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 187,508 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 187,508 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.3% (See Item 5)
14.	Type of Reporting Person IN

Schedule 13D

CUSIP No. 00404A109	Page 15 of 22

1.	Names of Reporting Persons. Danny E. Carpenter
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 63,384 (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 63,384 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 63,384 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1% (See Item 5)
14.	Type of Reporting Person IN

Schedule 13D

CUSIP No. 00404A109	Page 16 of 22

1.	Names of Reporting Persons. Robert W. Swinson
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 74,630 (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 74,630 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 74,630 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1% (See Item 5)
14.	Type of Reporting Person IN

Schedule 13D

CUSIP No. 00404A109	Page 17 of 22

1.	Names of Reporting Persons. Fred T. Dodd, Jr.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 72,527 (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 72,527 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 72,527 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1% (See Item 5)
14.	Type of Reporting Person IN

Schedule 13D

CUSIP No. 00404A109	Page 18 of 22

1.	Names of Reporting Persons. Randall P. Goldberg
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,914 (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,914 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,914 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1% (See Item 5)
14.	Type of Reporting Person IN

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends the Schedule 13D filed by the Reporting Persons on February 17, 2015 (the “Schedule 13D”), with respect to the Common Stock, par value $0.01 per share (“Common Stock”), of Acadia Healthcare Company, Inc. (the “Company”). Capitalized terms used but not defined in this Amendment No. 1 shall have the meanings set forth in the Schedule 13D. Except as amended and supplemented by this Amendment No. 1, the Schedule 13D remains unchanged.

Item 1. Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated as follows:

The Schedule 13D relates to the Reporting Persons’ beneficial ownership interest in the Company’s Common Stock. The Company’s principal executive offices are located at 6100 Tower Circle, Suite 1000, Franklin, Tennessee 37067.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a) This Schedule 13D is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Act: (i) Joey A. Jacobs; (ii) the Jeremy Brent Jacobs GST Non-Exempt Trust u/a/d 04/26/2011 (the “Jeremy Jacobs Trust”); (iii) the Scott Douglas Jacobs GST Non-Exempt Trust u/a/d 04/26/2011 (the “Scott Jacobs Trust”) (iv) Brent Turner; (v) the Elizabeth Grace Turner 2011 Vested Trust (the “Elizabeth Turner Trust”); (vi) the William Jesse Turner 2011 Vested Trust (the “William Turner Trust”); (vii) Ronald M. Fincher; (viii) the Ras W. Fincher II Trust u/a/d 9/13/11 (the “Ras Fincher Trust”); (ix) the Morgan M. Fincher Trust u/a/d 9/13/11 (the “Morgan Fincher Trust”); (x) the Cody C. Fincher Trust u/a/d 9/13/11 (the “Cody Fincher Trust”); (xi) Jack E. Polson; (xii) the Jack E. Polson Family 2013 Grantor Retained Annuity Trust (the “Polson Family Trust”); (xiii) Christopher L. Howard; (xiv) Danny E. Carpenter; (xv) Robert W. Swinson; (xvi) Fred T. Dodd, Jr.; and (xvii) Randall P. Goldberg (collectively, the “Reporting Persons”).

As a result of the Stockholders Agreement by and among, the Reporting Persons, the affiliates of Waud Capital Partners, L.L.C. listed below (“Waud Capital Partners”) and the investment funds affiliated with Bain Capital Partners, LLC listed below (“Bain Capital” and collectively with the Reporting Persons and Waud Capital Partners, the “Investment Group”) the Investment Group may be deemed to be a group pursuant to Rule 13d-5(b)(1) of the Act with respect to the Common Stock.

Waud Capital Partners	Bain Capital
Waud Capital Partners II, L.P.	Bain Capital Fund VIII, LLC
Waud Capital Partners QP II, L.P.	Bain Capital VIII Coinvestment Fund, LLC
WCP FIF II (Acadia), L.P.	BCIP Associates III, LLC
Waud Capital Partners III, L.P.	BCIP Associates – G
Waud Capital Partners QP III, L.P.	BCIP Associates III-B, LLC
WCP FIF III (Acadia), L.P.	BCIP T Associates III, LLC
Waud Capital Affiliates II, LLC	BCIP T Associates III-B, LLC
Waud Capital Affiliates III, LLC	RGIP, LP
Waud Family Partners, L.P.
Reeve B. Waud 2011 Family Trust
Waud Capital Partners, LLC
Crystal Cove LP
Reeve B. Waud
Melissa Waud

The Reporting Persons have entered into a Joint Filing Agreement, dated August     , 2015, a copy of which is attached as Exhibit 1 to this statement, pursuant to which the Reporting Persons agreed to file this Schedule 13D and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

(b) The address of the principal business office of the Reporting Persons is c/o Acadia Healthcare Company, Inc., 6100 Tower Circle, Suite 1000, Franklin, Tennessee 37067.

(c)

Reporting Person	Occupation/Relationship to Issuer
Joey A. Jacobs	Chief Executive Officer
Brent Turner	President
Ronald M. Fincher	Chief Operating Officer
Christopher L. Howard	Executive Vice President, General Counsel and Secretary
Fred T. Dodd, Jr.	Chief Compliance Officer
Randall P. Goldberg	Vice President - Business Development
Jack E. Polson	Former Chief Financial Officer and Executive Vice President
Danny E. Carpenter	Former Division Chief Financial Officer
Robert W. Swinson	Former Division Chief Financial Officer

(d)-(e) In the last five years, no Reporting Person has, to the best of their knowledge, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Jeremy Jacobs Trust, the Scott Jacobs Trust, the Elizabeth Turner Trust, the William Turrner Trust, the Ras Fincher Trust, the Morgan Fincher Trust, the Cody Fincher Trust and the Polson Family Trust were organized under the laws of the State of Tennessee.

Messrs. Jacobs, Turner, Fincher, Polson, Howard, Carpenter, Swinson, Dodd and Goldberg are citizens of the United States.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a) The following table sets forth the aggregate number and percentage of Common Stock beneficially owned by each Reporting Person (based on 71,637,097 shares of Common Stock outstanding as of August 5, 2015). The aggregate number and percentage of the Common Stock beneficially owned by each Reporting Person is calculated in accordance with Rule 13d-3.

Reporting Person	Number of Shares Beneficially Owned	Percentage of Common Stock Outstanding
Joey A. Jacobs(1)	282,954	*	%
Jeremy Brent Jacobs GST Non-Exempt Trust u/a/d 04/26/2011	283,825	*	%
Scott Douglas Jacobs GST Non-Exempt Trust u/a/d 04/26/2011	283,824	*	%
Brent Turner(2)	45,593	*	%
Elizabeth Grace Turner 2011 Vested Trust	103,126	*	%
William Jesse Turner 2011 Vested Trust	103,126	*	%
Ronald M. Fincher	106,776	*	%
Ras W. Fincher II Trust u/a/d 9/13/11	28,712	*	%
Morgan M. Fincher Trust u/a/d 9/13/11	28,711	*	%
Cody C. Fincher Trust u/a/d 9/13/11	28,712	*	%
Jack E. Polson(3)	124,629	*	%
Jack E. Polson Family 2013 Grantor Retained Annuity Trust	51,084	*	%
Christopher L. Howard	187,508	*	%
Danny E. Carpenter	63,384	*	%
Robert W. Swinson	74,630	*	%
Fred T. Dodd, Jr.	72,527	*	%
Randall P. Goldberg	10,914	*	%

Total for Reporting Persons	1,880,035	2.6%

*	Less than 1%
(1)	Does not reflect an additional 653,784 shares of Common Stock that Mr. Jacobs may be deemed to beneficially own as the husband of the trustee of the Jeremy Brent Jacobs GST Non-Exempt Trust U/A/D 04-26-2011 and the Scott Douglas Jacobs GST Non-Exempt Trust U/A/D 04-26-2011 and as trustee of the Ras W. Fincher II Trust U/A/D 09-13-2011, the Morgan M. Fincher Trust U/A/D 09-13-2011 and the Cody C. Fincher Trust U/A/D 09-13-2011.
(2)	Does not reflect an additional 206,252 shares of Common Stock that Mr. Turner may be deemed to beneficially own as the husband of the trustee of the Elizabeth Grace Turner 2011 Vested Trust and the William Jesse Turner 2011 Vested Trust.
(3)	Does not reflect an additional 51,084 shares of Common Stock that Mr. Polson may be deemed to beneficially own as trustee of the Jack E. Polson Family 2013 Grantor Retained Annuity Trust.

The Reporting Persons have been advised that, as of the date hereof, Waud Capital Partners holds an aggregate of 9,391,259 shares, or 13.1%, of the Company’s Common Stock and Bain Capital holds an aggregate of 3,445,208 shares, or 4.8%, of the Company’s Common Stock.

(b) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote: See Item 7 on the cover pages hereto.

(ii) shared power to vote or to direct the vote: See Item 8 on the cover pages hereto.

(iii) sole power to dispose or to direct the disposition of: See Item 9 on the cover pages hereto.

(iv) shared power to dispose or to direct the disposition of: See Item 10 on the cover pages hereto.

(c) On August 14, 2015, certain Reporting Persons sold an aggregate of 193,545 shares of Common Stock as selling stockholders in an underwritten public offering. The shares were sold to the underwriter of the offering at an offering price of $80.47, resulting in proceeds to the participating Reporting Persons of an aggregate of approximately $15,574,566. In addition, Common Stock received by certain of the Reporting Persons from time to time related to equity-based awards granted under the Company’s Incentive Compensation Plan for serving as officers or employees of the Company has been sold by certain of the Reporting Persons.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

Pursuant to an Underwriting Agreement (the “Underwriting Agreement”), dated as of August 10, 2015 by and among the Company, certain stockholders of the Company and UBS Securities LLC (the “Underwriter”), certain stockholders of the Company, including certain Reporting Persons, agreed to sell to the Underwriter in an underwritten public offering an aggregate of 5,033,230 shares of Common Stock. Certain Reporting Persons sold an aggregate of 193,545 shares of Common Stock. The sale of the Common Stock to the Underwriter closed on August 14, 2015.

In connection with the Underwriting Agreement, the Reporting Persons participating in the offering and other executive officers of the Company entered into a lock-up agreement (the “Lock-up Agreement”) with the Underwriter. Under the Lock-up Agreement, each party to the Lock-up Agreement agreed not to sell or transfer any Common Stock or securities convertible into, exchangeable for, exercisable for, or repayable with Common Stock, for 60 days after August 10, 2015 without first obtaining the written consent of the Underwriter.

The summaries of the Underwriting Agreement and Lock-up Agreement contained in this Item 6 are qualified in their entirety by reference to the Underwriting Agreement and the Lock-up Agreement, each of which is filed as an exhibit hereto and incorporated by reference herein.

Item 7. Materials to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit No.	Description

Exhibit 1:	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 2:

Underwriting Agreement, dated August 10, 2015, by and among the Company, the selling stockholders named therein and the Underwriter (incorporated by reference to Exhibit 1 to the Company’s Report on Form 8-K filed with the Securities and Exchange Commission on August 13, 2015).

Exhibit 3:	Form of Lock-up Agreement (incorporated by reference to Exhibit A to Exhibit 1 to the Company’s Report on Form 8-K filed with the Securities and Exchange Commission on August 13, 2015).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 21, 2015

By:	/s/ Joey A. Jacobs
Name:	Joey A. Jacobs

By:	/s/ Brent Turner
Name:	Brent Turner

By:	/s/ Ronald M. Fincher
Name:	Ronald M. Fincher

By:	/s/ Jack E. Polson
Name:	Jack E. Polson

By:	/s/ Christopher L. Howard
Name:	Christopher L. Howard

By:	/s/ Danny E. Carpenter
Name:	Danny E. Carpenter

By:	/s/ Robert W. Swinson
Name:	Robert W. Swinson

By:	/s/ Fred T. Dodd, Jr.
Name:	Fred T. Dodd, Jr.

By:	/s/ Randall P. Goldberg
Name:	Randall P. Goldberg

JEREMY BRENT JACOBS GST NON-EXEMPT TRUST U/A/D 04/26/2011

By:	/s/ Deborah H. Jacobs
Name:	Deborah H. Jacobs
Its:	Trustee

SCOTT DOUGLAS JACOBS GST NON-EXEMPT TRUST U/A/D 04/26/2011

By:	/s/ Deborah H. Jacobs
Name:	Deborah H. Jacobs
Its:	Trustee

ELIZABETH GRACE TURNER 2011 VESTED TRUST

By:	/s/ Caryn Turner
Name:	Caryn Turner
Its:	Trustee

[Signature Page to Amendment No. 1 to Schedule 13D]

WILLIAM JESSE TURNER 2011 VESTED TRUST

By:	/s/ Caryn Turner
Name:	Caryn Turner
Its:	Trustee

RAS W. FINCHER II TRUST U/A/D 09-13-2011

By:	/s/ Joey A. Jacobs
Name:	Joey A. Jacobs
Its:	Trustee

MORGAN M. FINCHER TRUST U/A/D 09-13-2011

By:	/s/ Joey A. Jacobs
Name:	Joey A. Jacobs
Its:	Trustee

CODY C. FINCHER TRUST U/A/D 09-13-2011

By:	/s/ Joey A. Jacobs
Name:	Joey A. Jacobs
Its:	Trustee

JACK E. POLSON FAMILY 2013 GRANTOR RETAINED ANNUITY TRUST

By:	/s/ Jack E. Polson
Name:	Jack E. Polson
Its:	Trustee

[Signature Page to Amendment No. 1 to Schedule 13D]